January 21, 2015

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Vince Holding Corp.

Form 10-K for the Fiscal Year Ended February 1, 2014

Filed April 4, 2014

File No. 001-36212

Dear Ms. Jenkins:

I am in receipt of your letter dated January 7, 2015 regarding the Annual Report on Form 10-K for the fiscal year ended February 1, 2014 and the Quarterly Report on Form 10-Q for the fiscal quarter ended November 1, 2014 of Vince Holding Corp. (the “Company” or “Vince”) and appreciate the efforts of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in the review process and in assisting us with enhancing the overall disclosures in the Company’s filings with the Commission.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of the Company’s responses, I have included the SEC’s comments and provided the Company’s responses below them.

Form 10-K for the Fiscal Year Ended February 1, 2014

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-8

1.	Please tell us the primary components that you include in your cost of products sold line item and confirm to us that you will include such disclosure in future filings. To the extent applicable, disclose that your cost of products sold and gross margins may not necessarily be comparable to that of other entities as a result of different practices of categorizing costs.

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Company Response:

We acknowledge the Staff’s comment and confirm that, in response to the Staff’s request, we will disclose in our future filings within our Notes to Consolidated Financial Statements, the primary components of what is included in the cost of products sold line. The primary components of our cost of products sold are as follows:

•	the cost of purchased merchandise, including raw materials;

•	the cost of inbound transportation, including freight;

•	the cost of our production and sourcing departments;

•	other processing costs associated with acquiring and preparing the inventory for sale as charged by Kellwood Company, LLC as part of the Shared Services Agreement; and

•	shrink and valuation reserves.

In addition, we will disclose that our cost of products sold and gross margins may not necessarily be comparable to that of other entities as a result of different practices in categorizing costs.

2.	Please tell us whether you include shipping and handling costs in your cost of products sold. To the extent that your shipping costs or handling costs are significant and not included in cost of products sold, please quantify the amount of such costs for the fiscal years presented in your Form 10-K and confirm to us that you will disclose both the amount of such costs and the line item(s) on the income statement that include them. Refer to ASC 605-45-50-2.

Company Response

For our wholesale segment and eCommerce business, which is one of the two operating components of our direct-to-consumer segment, shipping and handling costs incurred are recorded as a component of cost of products sold.

For our retail stores, which is an operating component within our direct-to-consumer segment, shipping and handling costs incurred are recorded as a component of selling, general and administrative expenses and are not significant. Shipping and handling costs recorded in selling, general and administrative expenses during the nine months ended November 1, 2014, fiscal year 2013, fiscal year 2012 and fiscal year 2011, were $0.3 million, $0.3 million, $0.3 million and $0.2 million, respectively. As a percentage of total net sales, shipping and handling costs recorded in selling, general and administrative expenses were approximately 0.13%, 0.11%, 0.11% and 0.14% during the nine months ended November 1, 2014, fiscal year 2013, fiscal year 2012 and fiscal year 2011, respectively.

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Since the amounts for shipping and handling costs recorded in selling, general and administrative expenses are not material to our financial statements, we do not provide specific disclosures. We will continue to evaluate these items in light of ASC 605-45-50-2 and will make appropriate disclosures required if these amounts become significant.

(B) Basis of Presentation, page F-8

3.	We note on page 7 that you have an international free-standing store in Japan that opened in the fall of 2013. We further note on page 24 of your November 1, 2014 Form 10-Q that you have an international free-standing store in Turkey that opened in the spring of 2014. In both instances these stores are said to be operated by your distribution partners. Please describe to us the nature of the international free-standing store arrangements with your distribution partners, and tell us whether the Company has any interest in these stores. To the extent that the Company has an interest in these stores, tell us how you account for the interest and the accounting guidance that you apply.

Company Response:

The international free-standing stores in Turkey and Japan are operated by our wholesale distribution partners pursuant to a distribution arrangement whereby Vince provides merchandise to the distribution partner for sale in the free-standing store which solely sells Vince product. We have no ownership interest, either through an equity contribution or financing, in the distributor-operated stores and we have no obligation to do so under the terms of the distribution agreement. Risk of loss related to the operations of the store resides solely with the distributor. Pursuant to the consolidation guidance in ASC 810, since we do not have a controlling financial interest in these stores, we have concluded that consolidation would not be appropriate. All costs and obligations and construction and maintenance costs along with the costs associated with the day-to-day operations of each store are the sole responsibilities of the applicable distribution partner. Vince sells the merchandise to the distribution partners on a wholesale basis, with revenue recognized upon shipment to the distribution partner. The actual sell-through of our product to the final end customer is not separately tracked by us.

Note 15. Related Party Transactions, page F-31

Tax Receivable Agreement, page F-31

4.	We note that as of February 1, 2014, you recorded $173.15 million to recognize your obligation under the Tax Receivable Agreement (“TRA”). Please tell us whether you record the TRA liability on a discounted or undiscounted basis. To the extent that you record the TRA liability as undiscounted by analogy to ASC 740-10-05-7 or 740-10-30-8, tell us why you believe that the obligation to Pre-IPO Stockholders (3rd party) under the TRA represents an income tax or deferred tax.

Company Response:

The TRA liability was recorded on an undiscounted basis in accordance with the model in ASC 450, Contingencies, in that it was recorded when deemed to be probable and reasonably estimable. The TRA liability was recorded on an undiscounted basis based on analogy to the guidance in ASC 450-20-S30-1 which refers to ASC 450-20-S99-1, SAB Topic 5.Y, Question

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1, for the SEC Staff views on the use of discounts to measure loss contingencies. The guidance in this section, requires that recognition of a liability on a discounted basis assumes that the liability meets the conditions set forth in ASC 410-30-35-12 (Asset Retirement and Environmental Obligations) which states that “The measurement of the liability, or of a component of a liability, may be discounted to reflect the time value of money if the aggregate amount of the liability or component and the amount and timing of cash payments for the liability or component are fixed or reliably determinable.” We recorded the TRA liability on an undiscounted basis since the payment obligations under the TRA do not have highly predictable settlement patterns and are not fixed with respect to timing or amount as payments under the TRA become due and payable when the tax benefit is actually realized (by way of a tax deduction taken on a return). Additionally, since the related deferred tax asset is recognized on an undiscounted basis, it would seem consistent to record the liability under the TRA at an undiscounted amount as it corresponds with that asset.

The TRA itself does not represent an income tax based on income and the need for the TRA liability does not directly impact the tax bases of assets and liabilities, therefore does not give rise to deferred taxes, rather the TRA is a contractual relationship between the Company and the Pre-IPO Stockholders to pay future obligations directly tied to the utilization of pre-IPO tax assets.

Form 10-Q for the Fiscal Quarter Ended November 1, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21 Results of Operations, page 23

5.	We note that you quantify comparable store sales growth within Management’s Discussion and Analysis of Financial Condition and Results of Operation. Please tell us how you define comparable store sales, and confirm that you will disclose this information in future filings.

Company Response:

We acknowledge the Staff’s comment and confirm that, in response to the Staff’s request, we will disclose in our future filings, within Management’s Discussion and Analysis of Financial Condition and Results of Operations, our policy on how we define comparable store sales as well as any changes thereto. Our current policy on how we define comparable store sales is as follows:

A store is included in the comparable store sales calculation after it has completed at least 12 full fiscal months of operations. Non-comparable store sales include new stores which have not completed at least 12 full fiscal months of operations and sales from closed stores. In the event that we relocate, or change square footage of an existing store, we would treat that store as a non-comparable store until it has completed at least 12 full fiscal months of operation following the relocation or square footage adjustment. For 53-week fiscal years, we do not adjust comparable store sales to exclude the additional week.

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6.	Please describe to us the nature of the shop-in-shops arrangements with your domestic and international partners, including whether you operate and consolidate the shop-in-shops operating results or if the shop-in-shops are operated by your partners and you only sell the merchandise to them on a wholesale basis. To the extent that you operate and consolidate the shop-in-shops operating results, tell us how you considered providing comparable shop-in-shops sales information.

Company Response:

Our shop-in-shops are operated by our domestic and international wholesale partners and we only sell the merchandise to them on a wholesale basis, recognizing revenue upon shipment of goods when title and risk of loss passes to the wholesale partner. Our shop-in-shops are dedicated spaces within the selling floors of select domestic and international wholesale partners where Vince product is prominently displayed and sold. Vince generally provides the shop-in-shop fixtures needed to build out the spaces within the department stores owned and operated by our wholesale partners. The shop-in-shop fixtures are capitalized as other assets on our Consolidated Balance Sheet and are depreciated over their useful lives. The actual sell-through of our product to the final end customer is not separately tracked by us, therefore we do not report on comparable shop-in-shop sell through.

Three Months Ended November 1, 2014 Compared to Three Months Ended November 2, 2013, page 24

7.	In future filings, please also include a qualitative and quantitative discussion on changes in your cost of products sold line item. Refer to Item 303(a)(3)(i) of Regulation S-K. In your response letter, please include a draft of your planned future disclosure based on the three and nine months ended November 1, 2014.

Company Response:

We acknowledge the Staff’s comment and confirm that, in response to the Staff’s request, we will disclose in future filings, within Management’s Discussion and Analysis of Financial Condition and Results of Operations, a qualitative and quantitative discussion on changes in our costs of products sold line item by providing and quantifying the significant items that affect the total change in our gross margin rate. Since cost of products sold represents the difference between gross profit and net sales and as we already provide separate discussions for both net sales and gross profit/gross margin and intend to provide enhanced gross profit/gross margin discussion going forward, we feel it would not be meaningful to provide a separate discussion on the cost of products sold line. Below is a sample draft of the future enhanced disclosure on gross profit/gross margin discussion based on our three and nine months ended November 1, 2014 results:

•	Gross Profit/Gross Margin rate increased 50 basis points to 49.2% for the three months ended November 1, 2014 compared to 48.7% for the three months ended November 2, 2013. The total gross margin rate increase was driven primarily by the following factors:

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•	Increased sales penetration of the international and licensing businesses contributed 80 basis points of improvement;

•	Increased sales penetration of the direct-to-consumer segment contributed 50 basis points of improvement;

•	Continued supply chain efficiencies including our strategic shift to transport more of our product by sea versus air as well as other operational improvements contributed 50 basis points of improvement;

•	The impact of slightly unfavorable product mix had a negative impact of (10) basis points; and

•	The impact of higher promotions, markdowns and returns allowances had a negative impact of (120) basis points.

•	Gross Profit/Gross Margin rate increased 300 basis points to 49.3% for the nine months ended November 1, 2014 compared to 46.3% for the nine months ended November 2, 2013. The total gross margin rate increase was driven primarily by the following factors:

•	Increased sales penetration of the international and licensing businesses contributed 160 basis points of improvement;

•	Continued supply chain efficiencies including our strategic shift to transport more of our product by sea versus air as well as other operational improvements contributed 120 basis points of improvement;

•	Increased sales penetration of the direct-to-consumer segment contributed 60 basis points of improvement;

•	Favorable product mix contributed 50 basis points of improvement;

•	The above increases were partially offset by the impact of higher promotions, markdowns and returns allowances which had a negative impact of (90) basis points.

8.	We note management’s statement in your Q2 2014 earnings conference call that licensing does not yet drive a lot of top line but it is a relatively high contributor to profits being a 100% gross margin business. We further note that your gross profit/gross margin rate discussion does not quantify the significant items that affected the total change in gross margin rate. In future filings, please separately quantify the significant items that affected the change in your total gross margin rate. To the extent that licensing income represents a significant component of your gross profit or operating income from your wholesale operating segment, confirm to us that you will describe the effects from your licensing operations in order for an investor to understand your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K.

Company Response:

Although sales from our licensing business currently comprise approximately 1% of our total wholesale segment sales for the nine months ended November 1, 2014, the business contributes 100% of its net sales directly to gross margin and as a result provides incremental improvement in our gross margin rate. Due to the current small size of the licensing business

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we typically group the licensing gross margin impact with the gross margin impact from our international wholesale business. For the nine months ended November 1, 2014, the combined gross margins for the licensing and international wholesale businesses were approximately 17% of the total wholesale segment gross margin, with licensing representing less than 3% of that total. So long as our licensing operations remain insignificant, we will disclose in our future filings, the impact on the gross margin rate from our licensing business which will be grouped together with the gross margin impact from our international business, to the extent such combined impact is significant to the change in our gross margin rate. Reference is made to our response to comment #7 of this response letter which includes a sample draft of the future disclosure discussing the changes in our gross profit/gross margin rate based on our three and nine months ended November 1, 2014 results. As our licensing operations grow into a more significant part of our business in the future, we will provide accordingly, the required disclosures for this business separately in order for an investor to understand our results of operations.

The Company remains committed to continuously improving the transparency of its financial reporting by providing investors with informative financial disclosures and presenting an accurate view of the Company’s financial position and operating results to permit all users of the Company’s financial statements to make informed investment decisions.

Please contact our SVP, Secretary and General Counsel, Jay Dubiner at (212) 515-2650 with any additional questions.

Sincerely,

/s/ Lisa Klinger
Lisa Klinger
Chief Financial Officer and Treasurer
Vince Holding Corp.

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